June 26, 2007

VIA EDGAR

Ms. Kathryn Jacobson
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549
Re:	Telkonet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007
Form 10-Q for Quarter Ended March 31, 2007
File No. 1-31972

Dear Ms Jacobson:

This will acknowledge receipt of your letter of comment dated June 12, 2007 with regard to the above referenced filings.

Pursuant to our phone conversation today, please be advised that Telkonet intends to file its response on July 3, 2007, to the letter of comment from the Securities and Exchange Commission, Division of Corporate Finance.

We thank you in advance for your assistance in this matter and should you have any questions, do not hesitate in calling me.

                Sincerely,

                TELKONET, INC.

                /s/ Richard J. Leimbach
                Richard J. Leimbach
                Vice President Finance